SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              AMENDMENT NO. 3
                                    TO
                               SCHEDULE 14D-9

                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

                           FIRST INTERSTATE BANCORP
                          (Name of Subject Company)

                           FIRST INTERSTATE BANCORP
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $2.00 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   320548100
                      (CUSIP Number of Class of Securities)

                              WILLIAM J. BOGAARD, ESQ.
                      EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                              FIRST INTERSTATE BANCORP
                                633 WEST FIFTH STREET
                                LOS ANGELES, CA 90071
                                    (213) 614-3001
                    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                    AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                       ON BEHALF OF THE PERSON FILING STATEMENT)

                                     COPY TO:

                             FRED B. WHITE III, ESQ.
                        SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                               919 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 735-3000


               First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendment No. 1 and Amendment No. 2 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

               The information set forth in the "Litigation" subsection of Item (8) of the Schedule 14D-9 is hereby amended and supplemented by the following information:

               On November 30, 1995, Wells filed a First Amended Verified Complaint for Preliminary and Permanent Injunctive Relief (the "Amended Wells Action"). The Amended Wells Action adds two counts to the original Wells Action, both of which allege various breaches of fiduciary duty with respect to alleged purchases by FBS of its own common stock after November 6, 1995. For example, Wells alleges that large block repurchases of FBS stock by FBS after November 6, 1995 have had the effect of artificially raising the price of FBS stock, thereby denying First Interstate's stockholders an accurate reading of the market value of the Merger; that the First Interstate directors knew or should have known that the price of FBS stock was and is being inflated by FBS; that the First Interstate directors failed to (a) require as a condition to the Merger that FBS refrain from conducting any buy-backs that influence the price of its purchasing its stock, (b) inquire whether FBS was repurchasing its stock and if so, to ask FBS to cease such repurchases, and (c) reveal to First Interstate stockholders all pertinent information regarding the purchases of FBS stock. With respect to these claims, Wells seeks injunctive relief requiring the First Interstate defendants to disclose that FBS has been repurchasing its own stock and such repurchases have inflated the price of FBS stock.

               Wells has also alleged that the First Interstate directors did not consider the differences in the imputed market value of the Merger and the Wells Offer. Wells seeks injunctive relief requiring the First Interstate directors to consider the alleged differences in the imputed values of the Merger and the Offer.

               Wells has alleged that FBS has aided and abetted these alleged breaches of fiduciary duty.

               In addition, on November 16, 1995 another action, entitled Hook v. Carson, et al., Del. Ch., C.A. No. 14704, was filed, which alleges claims which are substantially similar to the other Delaware shareholder actions which have been consolidated into the previously disclosed Delaware Consolidated Action.

               The defendants intend to defend vigorously against all the aforementioned allegations.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed herewith:

          Exhibit 43:    Complaint in Hook v. Carson, et al.
                         (Delaware Chancery Court).
          Exhibit 44: First Amended Verified Complaint in Wells Fargo & Company v. First Interstate
                         Bancorp, et al. (Delaware Chancery Court).


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard
                                        ___________________________
                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  December 4, 1995